August 21, 2018



VIA ELECTRONIC MAIL

Thomas Conner, Esq.
VedderPrice
1401 I Street N.W., Suite 1100
Washington, D.C. 20005

       RE:     Brighthouse Life Insurance Company:
               Shield Level Select 6-Year Annuity v.3 ("SLS6v.3")
               File No. 333-226035

               Brighthouse Life Insurance Company of NY:
               Shield Level Select 6-Year Annuity v.3 ("SLS6v.3NY") File No. 333-226036

Dear Mr. Conner:

         The staff has reviewed the above-referenced initial registration statements, which the Commission received on July 2, 2018. Based on our review, we have the following comments. The following comments are based on a review of the SLS6v.3 registration statement and also apply to the SLS6v.3NY registration statement unless indicated otherwise. Page references are to the pages in the marked courtesy copy of the prospectus provided to the staff and the EDGAR Part II; and Item references are to the item numbers set forth in Form S-3. Capitalized terms have the same meaning as in the registration statement.

1.     General

        Footnote 2 to the "Calculation of Registration Fee" indicates that the current fees for the pending filing were offset by the fees previously filed for File No. 333-208664
("Prior Filing"). However, the staff notes that the Prior Filing was granted effectiveness on May 2, 2016. Therefore, please explain to the staff how the fees of the Prior Filing are considered "unused" and could apply to the current fees of the pending filing.

2.     Consistency Issues

       For consistency please confirm with the staff the accuracy of and the basis for the
 Thomas Conner, Esq.
VedderPrice
August 21, 2018
Page 2 of 4

disclosure differences in the SLS6v.3NY prospectus as indicated below.

       a.      Last paragraph under "Withdrawal Provisions" on page 25.

       b.      The third and last paragraphs under "General Death Benefit
Provisions"
               on page 3.

       c.      The second paragraph under "Option 4 ..." on page 35.

       d.      The omission of the last sentence under "Conversion" on page 43.

       e. The replacing of the term "underwriting requirements" with other terms in the paragraph preceding "Joint Owner," in "Annuitant," and in "Assignment" on page 45.

       f. The first sentence under "Suspension of Payments or Transfers" on page
               46.

       g. The omission of the last sentence of first paragraph under "The Insurance
               Company" on page 46.

       h. The omission of "and life insurance policies" in the first paragraph of
               "The Separate Account" on page 46.

3.     Special Terms (page 4)

       a.      Please revise the definition for ERISA.

       b. In the definition of "Free Look" and "Good Order" on page 5, each term reflects changes, respectively, to the terms "agent" and "sales representative" to the term "financial representative."

       Please make sure all such terms have been consistently revised. For example, in the two paragraphs under "Distribution of the Contracts" on page 47 and the first paragraph under "Additional Compensation for Selected Selling Firms" at the
       bottom of the same page, please confirm whether the term "registered representative" should be revised.

4.     Purchase (page 13)

        For consistency with the most recent "Shield" product, please move the last paragraph appearing on page 14 into the Summary narrative preceding the table on page
8 and also add that, for more information about these other contracts, including availability, to contact your financial representative.
 Thomas Conner, Esq.
VedderPrice
August 21, 2018
Page 3 of 4

5.     The Annuity Contract (page 13 of SLS6v.3NY)

       The first sentence of the third paragraph on page 14 affirmatively states that a
Fixed Account is available. Please reconcile with the second sentence and revise all other references to the Fixed Account accordingly, e.g., second to last sentence of the third paragraph under "Summary" on page 9.

Please also add disclosure that the Fixed Account may not always be available, as indicated in the second full sentence in the paragraph preceding "Indices" on page 17 and the second to last sentence of the third paragraph under "Transfers" on page 30.

Please also reconcile with the seventh paragraph on page D-1 of Appendix D "The Fixed
Account."

6.     Step Rate (page 17)

       Please revise "8%" to "5%" at the end of the second sentence.

7.     Federal Tax Considerations (page 35)

       Confirm the necessity of "or other applicable law" at the end of the fourth paragraph of "Introduction."

8.     Abandoned Property Requirements (page 45 of SLS6v.3NY)

       Please tailor the disclosure to applicable New York regulations.

9. Independent Registered Public Accounting Firm (page 50) and Information Incorporated by Reference (page 51)

      These sections will be subject to further review upon the filing of the pre-effective amendment.

PART II

10.     Item 14

        Registration Fee should be $0.00 or at least provide an explanation of how it was calculated.

11.    Item 16 Exhibits

       a.      Please confirm the accuracy of incorporation by reference for
Exhibit 1(b).
               The exhibit appears to have been included in the initial registration statement, not the pre-effective amendment incorporated by reference.
 Thomas Conner, Esq.
VedderPrice
August 21, 2018
Page 4 of 4


       b. Please provide revised powers of attorney ("POAs") that are specific to the filing. There should be some indication in the POAs that the Board members were aware of these specific filings.

12.    Financial Statements, Exhibits, and Certain Other Information

         Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    *****************************************
        Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

        Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

        If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.



                                                     Sincerely,

                                                     /s/ Sonny Oh

                                                     Sonny Oh
                                                     Senior Counsel
                                                     Disclosure Review Office